Exhibit 99.1

Rogers Wireless Reports Strong Third Quarter 2004 Results

Quarterly Network Revenue up 18%, Operating Profit Grows 22% and Net Income
Increases 154%, While PP&E Expenditures Decline 23%

TORONTO (October 26, 2004) — Rogers Wireless Communications Inc. today announced its consolidated financial and operating results for the third quarter and nine months ended September 30, 2004.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended September 30,	2004	2003	% Change
Operating revenue (1)	721,136	588,615	22.5
Operating profit (2)	266,646	219,461	21.5
Net income	108,384	42,741	153.6
Earnings per share — basic	0.76	0.30	153.3
Additions to property, plant and equipment	89,911	116,379	(22.7)

Nine Months Ended September 30,	2004	2003	% Change
Operating revenue (1)	1,969,897	1,618,195	21.7
Operating profit (2)	727,535	552,149	31.8
Net income	161,202	136,490	18.1
Earnings per share — basic	1.13	0.96	17.7
Additions to property, plant and equipment	305,790	292,865	4.4

1.	Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the “New Accounting Standards — Revenue Recognition” section for further details with respect to the impact of this reclassification. All periods presented above are prepared on a consistent basis.

2.	Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation to Net Income” section for a reconciliation of operating profit to operating income and net income under GAAP and the “Key Performance Indicators and Non-GAAP Measures — Operating Profit” section.

Highlights of the third quarter of 2004 included the following:

•	Operating revenue increased 22.5% compared to the third quarter of 2003, with the largest revenue component, network revenue (which excludes equipment revenue) increasing 18.0%, and operating profit increasing 21.5%. Operating profit margin as a percentage of network revenue was 42.0%, compared to 40.7% in the third quarter of 2003.

•	Average monthly revenue per postpaid voice and data subscriber (“ARPU”) was $62.18, an increase of 2.7% from the third quarter of 2003 ARPU of $60.56, reflecting the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services.

•	Net additions of postpaid voice and data subscribers were 88,800 compared to the 97,100 net additions in the third quarter of 2003, reflecting stable churn rates impacting a larger cumulative base of postpaid subscribers. Net additions of prepaid subscribers were 8,700 compared to 18,100 in the third quarter of 2003, reflecting the combination of our continued emphasis on the higher-value postpaid segment of the market, selling prepaid handsets at higher price points and more price-competitive prepaid offerings in the market.

•	Average monthly postpaid churn was unchanged at 1.85% compared to the third quarter of 2003 and average monthly prepaid churn increased to 2.96% from 2.48% over the same period mainly as a result of our focus on postpaid and competitive offers in the market.

•	Revenues from wireless data services grew approximately 90.1% year-over-year to $36.3 million from $19.1 million in the third quarter of 2003, and represented approximately 5.7% of network revenue compared to 3.5% in the third quarter of 2003.

•	Net income was $108.4 million in the three-month period ended September 30, 2004 compared to $42.8 million in the third quarter of 2003. The $65.6 million year-over-year increase in net income primarily reflects the increase in operating profit of $47.1 million combined with the decrease in depreciation and amortization expense of $10.2 million and higher foreign exchange gains on the unhedged portion of U.S. dollar denominated long-term debt of $8.8 million.

•	To further increase its investment in the Canadian wireless market, on September 13, 2004, our controlling shareholder Rogers Communications Inc. (“RCI”) announced an agreement to acquire the 34% stake in our Company owned by AT&T Wireless Services, Inc. (“AWE”) for a cash purchase price of C$36.37 per share. RCI closed this transaction on October 13, 2004, thus increasing its ownership interest in our company from 55.3% to 89.3%. The sale by AWE of its stake in our company did not change the extensive North American wireless voice and data roaming capabilities between the companies, and our customers continue to enjoy the benefits of seamless wireless roaming between Canada and the U.S. on North America’s largest combined GSM/GPRS network.

•	To further enhance our scale position in the Canadian wireless market, on September 20, 2004 we announced an all cash bid of C$35 per share, totalling approximately C$1.4 billion, to acquire all of the outstanding equity securities of Microcell Telecommunications Inc. (“Microcell”), Canada’s fourth largest wireless communications provider. Microcell’s Board of Directors has recommended that its shareholders tender to our offer and we mailed the offering documents to Microcell security holders on September 30, 2004. The initial offer period expires on November 5, 2004. The combination of Rogers Wireless and Microcell would make us the largest wireless communications operator in Canada, with over 5.1 million voice and data customers across the country, operating Canada’s only nationwide GSM/GPRS/EDGE wireless network. The completion of this transaction is subject to the receipt of certain regulatory approvals and other conditions.

“These strong third quarter results reflect our continued disciplined operational and strategic focus on driving superior and sustainable profitability at Rogers Wireless”, said Nadir Mohamed, President and CEO of Rogers Wireless Communications Inc. “This focus is evident in our continued strong postpaid subscriber growth, expanding ARPU and stable levels of churn and customer acquisition cost. From a strategic perspective, our recent offer to acquire Microcell presents a unique opportunity to benefit from an increased scale position while providing even more Canadians with our leading array of innovative wireless services built upon the world-standard GSM/GPRS wireless network platform.”

ROGERS WIRELESS COMMUNICATIONS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

In this Management’s Discussion and Analysis (“MD&A”) of operating results and financial position, the terms “Rogers Wireless”, “we”, “us” and “our” refer to Rogers Wireless Communications Inc. and our wholly-owned subsidiaries Rogers Wireless Inc. (“RWI”) and Rogers Wireless Alberta Inc. (“RWAI”).

This discussion should be read in conjunction with our 2003 Annual MD&A and 2003 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. Please refer to Note 18 to our 2003 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

COMPANY OVERVIEW

We are a leading Canadian wireless communications service provider, serving more than 4.2 million customers at September 30, 2004, including over 4.0 million wireless voice and data subscribers and approximately 211,000 one-way messaging (paging) subscribers. We operate both a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology, and a seamless integrated Time Division Multiple Access (TDMA) and analog cellular network. The GSM/GPRS/EDGE network provides coverage to approximately 93% of Canada’s population. Our seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode, and approximately 93% of the population in analog mode. We estimate that our more than 4.0 million wireless voice and data subscribers represent approximately 13% of the Canadian population residing in our coverage area and approximately 28% of the wireless voice and data subscribers in Canada.

Subscribers to our wireless services have access to these services in the U.S. through our roaming agreements with various U.S. wireless operators. Our subscribers also have wireless access internationally in over 140 countries, including throughout Europe, Asia and Latin America, through roaming agreements with other wireless providers.

COMPANY STRATEGY

Our business strategy is to achieve profitable growth within the Canadian wireless communications industry. The elements of this strategy are designed to maximize our cash flow and return on investment. We remain committed to this strategy, and we believe that the financial and operating results for the three months and nine months ended September 30, 2004 reflect continued progress in line with our stated strategies.

To further our investment and scale position in the Canadian wireless communications market, we announced with RCI two significant structural and strategic developments during the third quarter of 2004 that are further described below: an agreement for RCI to acquire from AWE its 34% interest in our Company and a bid to acquire 100% ownership of Microcell.

RCI’S PURCHASE OF ROGERS WIRELESS SHARES FROM AT&T WIRELESS SERVICES, INC.

To further its exposure to the Canadian wireless market, on September 13, 2004, our controlling shareholder, RCI, announced an agreement with JVII General Partnership (“JVII”), a partnership owned by AWE, whereby RCI agreed to purchase all of JVII’s 27,647,888 Class A Multiple Voting shares (“Class A shares”) and 20,946,284 Class B Restricted Voting shares (“Class B shares”) of our company for a cash purchase price of C$36.37 per share. RCI closed this transaction on October 13, 2004. Immediately prior to closing, JVII converted its Class A shares into Class B shares of Rogers Wireless. Upon closing, the shareholders’ agreement among RCI, Rogers Wireless and JVII dated August 16, 1999, as amended, and the registration rights agreement between Rogers Wireless and JVII, also dated August 16, 1999, were terminated, and JVII’s four nominees to our Board of Directors resigned. The sale by AWE of its 34% interest in our company does not impact the extensive North American wireless voice and data roaming capabilities between ourselves and AWE, and customers of both companies continue to enjoy the benefits of seamless wireless roaming between Canada and the U.S. on North America’s largest combined GSM/GPRS network. Upon closing of this transaction, RCI’s ownership interest in our company increased from approximately 55.3% to approximately 89.3%. RCI financed this purchase with proceeds of a $1.75 billion bridge credit facility, with a term of up to two years.

OFFER TO ACQUIRE MICROCELL TELECOMMUNICATIONS INC.

To further enhance our scale position in the Canadian wireless market, on September 20, 2004, we announced an agreement with Microcell to make an all cash bid of C$35.00 per share, totalling approximately C$1.4 billion, to acquire all of the outstanding equity securities of Microcell, Canada’s fourth largest wireless communications provider. Microcell’s Board of Directors has recommended that its shareholders tender to our offer, and we mailed the offering documents to Microcell security holders on September 30, 2004. The initial offer period expires on November 5, 2004. The acquisition of Microcell would make us the largest wireless operator in Canada with over 5.1 million voice and data customers across the country, operating Canada’s only nationwide GSM/GPRS/EDGE wireless network. This combination, amongst other things, would lead to measurably increased scale, providing opportunities for operating and capital spending efficiencies. Completion of the transaction is subject to the receipt of certain regulatory approvals and other conditions. We intend to finance the acquisition through cash on hand, drawdowns under our C$700.0 million bank credit facility and a bridge loan of up to C$900.0 million from RCI.

It is RCI’s intention that we refinance the bridge loan from RCI of up to $900.0 million, to the extent that it is utilized in a successful acquisition of Microcell, as well as RCI’s $1.75 billion bridge credit facility. The intention is to refinance the bridge loan and RCI’s bridge credit facility with longer-term debt financing which we will most likely issue in the U.S. and/or Canadian public debt markets. We are beginning a review of the various methods of transferring funds to shareholders, including RCI, so that RCI will have adequate funds to repay its $1.75 billion bridge credit facility. No decision has been made on any of these matters, and each is subject to board approval.

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the Third Quarter Ended September 30, 2004

For purposes of this discussion, our revenue has been classified according to the following categories:

•	Postpaid voice and data revenues generated principally from:

—	Monthly fees;

—	Airtime and long-distance charges;

—	Optional service charges;

—	System access fees; and

—	Roaming charges.

•	Prepaid revenues generated principally from charges for airtime, long-distance and text messaging;

•	One-way messaging (paging) revenues generated from monthly fees and usage charges; and

•	Equipment revenues generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to new and existing subscribers through direct fulfillment by our customer service groups, our Rogers.com e-business Web site, and telesales. Equipment revenue includes activation fees. Equipment subsidies and other incentives related to the activation of new subscribers or the retention of existing subscribers are recorded as a reduction to equipment revenue.

Operating expenses are segregated into four categories for assessing business performance:

•	Cost of equipment sales;

•	Sales and marketing expenses, which represent costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, and remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities;

•	Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis, including inter-carrier payments to roaming partners and long-distance carriers, and the Canadian Radio-television and Telecommunications Commission (“CRTC”) contribution levy. As well, it includes costs to service existing subscriber relationships, including retention costs (other than those related to equipment);
•	Management fees paid to RCI.

Summarized Consolidated Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except per share amounts)	2004	2003	% Chg	2004	2003	% Chg
Operating revenue (1)
Postpaid (voice and data)	$604.6	$510.8	18.4	$1,678.5	$1,408.3	19.2
Prepaid	25.0	21.2	17.9	75.2	64.0	17.5
One-way messaging	6.0	6.8	(11.8)	18.7	21.1	(11.4)

Network revenue	635.6	538.8	18.0	1,772.4	1,493.4	18.7
Equipment revenue	85.5	49.8	71.7	197.5	124.8	58.3

Total operating revenue	721.1	588.6	22.5	1,969.9	1,618.2	21.7
Operating expenses (1)
Cost of equipment sales	151.6	94.6	60.3	357.5	252.0	41.9
Sales and marketing expenses	89.6	85.2	5.2	266.4	250.1	6.5
Operating, general and administrative expenses	210.3	186.5	12.8	609.7	555.4	9.8
Management fees	3.0	2.8	7.1	8.8	8.5	3.5

Total operating expenses	454.5	369.1	23.1	1,242.4	1,066.0	16.5
Operating profit (2)	266.6	219.5	21.5	727.5	552.2	31.7
Depreciation and amortization	118.9	129.1	(7.9)	357.3	373.5	(4.3)

Operating income	147.7	90.4	63.4	370.2	178.7	107.2
Interest expense on long-term debt	(47.7)	(49.3)	(3.2)	(152.5)	(146.9)	3.8
Foreign exchange gain (loss)	10.8	2.0	—	(46.4)	107.8	—
Change in the fair value of derivative instruments	(5.2)	—	—	(9.0)	—	—
Loss on repayment of long-term debt	—	—	—	(2.3)	—	—
Investment and other income	4.0	0.8	—	5.1	0.8	—
Income tax expense — current	(1.2)	(1.1)	9.1	(3.9)	(3.9)	—

Net income	$108.4	$42.8	153.3	$161.2	$136.5	18.1

Earnings per share -
Basic	$0.76	$0.30	153.3	$1.13	$0.96	17.7
Diluted	0.75	0.30	150.0	1.12	0.96	16.7
Property, plant and equipment (“PP&E”) expenditures	$89.9	$116.4	(22.7)	$305.8	$292.9	4.4
Operating profit margin as % of network revenue (3)	42.0%	40.7%		41.0%	37.0%

(1)	As reclassified — see the “New Accounting Standards — Revenue Recognition” section.

(2)	As defined — see the “Key Performance Indicators and Non-GAAP Measures — Operating Profit” section.

(3)	As defined — see the “Key Performance Indicators and Non-GAAP Measures — Operating Profit” section. Calculated by dividing operating profit by network revenue as detailed below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In millions of dollars)	2004	2003	2004	2003
Operating profit	$266.6	$219.5	$727.5	$552.2
Divided by network revenue	$635.6	$538.8	$1,772.4	$1,493.4
Operating profit margin as % of network revenue	42.0%	40.7%	41.0%	37.0%

Wireless Network Revenue and Subscribers

	Three Months Ended September 30, 2004				Nine Months Ended September 30, 2004
(Subscriber statistics in thousands, except ARPU, churn and usage)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Postpaid (Voice and Data)
Gross additions	268.2	252.3	15.9	6.3	764.1	683.1	81.0	11.9
Net additions	88.8	97.1	(8.3)	(8.5)	260.3	234.0	26.3	11.2
Total subscribers					3,289.9	2,863.4	426.5	14.9
ARPU ($) (1)	62.18	60.56	1.62	2.7	59.10	57.27	1.83	3.2
Average monthly usage (minutes)	397	374	23	6.1	388	360	28	7.8
Churn (%)	1.85	1.85	—	—	1.78	1.84	(0.06)	(3.3)
Prepaid
Gross additions	73.1	73.4	(0.3)	(0.4)	192.3	190.0	2.3	1.2
Net additions (losses)	8.7	18.1	(9.4)	(51.9)	(26.4)	(4.4)	(22.0)	—
Adjustment to subscriber base (2)					—	(20.9)	20.9	—
Total subscribers					733.4	753.4	(20.0)	(2.7)
ARPU ($)	11.45	9.46	1.99	21.0	11.37	9.40	1.97	21.0
Churn (%)	2.96	2.48	0.48	19.4	3.31	2.85	0.46	16.1
Total — Postpaid and Prepaid
Gross additions	341.3	325.7	15.6	4.8	956.4	873.1	83.3	9.5
Net additions	97.5	115.2	(17.7)	(15.4)	233.9	229.6	4.3	1.9
Adjustment to subscriber base (2)					—	(20.9)	20.9	—
Total subscribers					4,023.3	3,616.8	406.5	11.2
ARPU (blended) ($) (1)	52.88	49.85	3.03	6.1	50.09	46.89	3.20	6.8
One-Way Messaging
Gross additions	7.6	8.3	(0.7)	(8.4)	23.4	33.5	(10.1)	(30.1)
Net losses	(10.7)	(14.8)	4.1	—	(30.7)	(43.9)	13.2	—
Total subscribers					210.6	258.4	(47.8)	(18.5)
ARPU ($)	9.19	8.58	0.61	7.1	9.15	8.36	0.79	9.4
Churn (%)	2.77	2.89	(0.12)	(4.2)	2.63	3.04	(0.41)	(13.5)

(1)	As reclassified — see the “New Accounting Standards — Revenue Recognition” section.

(2)	Our policy is to treat prepaid subscribers with no usage for a six month period as a reduction of the prepaid subscriber base. In 2003, as part of a review of prepaid subscriber usage, we determined that a number of subscribers who only had non-revenue usage (e.g. calls to customer service) were being included in the prepaid subscriber base. We determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the second quarter of 2003 opening prepaid subscriber base.

Wireless Network Revenue

Network revenue of $635.6 million accounted for 88.1% of our total revenues in the three months ended September 30, 2004, and increased 18.0% from the corresponding period in 2003. This growth reflects the 11.2% increase in the number of wireless voice and data subscribers from September 30, 2003 combined with a 6.1% year-over-year increase in blended postpaid and prepaid ARPU.

Postpaid voice and data gross subscriber additions in the three months ended September 30, 2004 represented 78.6% of total gross activations and 91.1% of our total net additions. We have continued our strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has contributed to the significantly heavier mix of postpaid versus prepaid subscribers.

The 2.7% year-over-year increase in average monthly revenue per postpaid voice and data subscriber in the quarter ended September 30, 2004 reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. With the continued increase in the portion of our customer base using GSM handsets, we have experienced significant increases in roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our network. The 90.1% growth in data revenues, from $19.1 million for the three months ended September 30, 2003 to $36.3 million for the three months ended September 30, 2004, represented approximately 90.7% of the $1.62 increase in postpaid ARPU.

Prepaid ARPU increased to $11.45 in the third quarter of 2004, compared to $9.46 in 2003, as a result of changes to prices introduced in 2003 together with higher usage per subscriber. The higher prepaid ARPU also reflects increased use of text messaging by prepaid subscribers.

Our postpaid voice and data subscriber churn rate of 1.85% in the three months ended September 30, 2004 was unchanged from the third quarter of 2003 and reflects our continued utilization of longer term customer contracts and focused subscriber retention efforts. During the third quarter, we continued to experience increased levels of customers being deactivated for non-payment. As a result, we have implemented more restrictive credit requirements early in the fourth quarter. The increase in prepaid churn to 2.96% from 2.48% in the prior year period reflects the minimal sales and marketing resources applied to our prepaid offerings given our postpaid focus, combined with highly competitive prepaid offerings in the market.

One-way messaging (paging) subscriber churn has declined year-over-year to 2.77%, while one-way messaging ARPU has increased by 7.1%, reflecting pricing changes implemented in earlier periods. With 210,600 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue

In the three months ended September 30, 2004, revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies, was $85.5 million, up $35.7 million, or 71.7%, from the corresponding period in 2003. This significant increase in equipment revenue reflects the higher volume of handset upgrades associated with our retention programs, combined with the generally higher price points of more sophisticated handsets and devices and the higher volume of postpaid voice and data subscriber gross additions.

Wireless Operating Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,
(In millions of dollars, except per subscriber statistics)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Operating expenses (1)
Cost of equipment sales	$151.6	$94.6	$57.0	60.3	$357.5	$252.0	$105.5	41.9
Sales and marketing expenses	89.6	85.2	4.4	5.2	266.4	250.1	16.3	6.5
Operating, general and administrative expenses	210.3	186.5	23.8	12.8	609.7	555.4	54.3	9.8
Management fees	3.0	2.8	0.2	7.1	8.8	8.5	0.3	3.5

Total operating expenses	$454.5	$369.1	$85.4	23.1	$1,242.4	$1,066.0	$176.4	16.5

Average monthly operating expense per subscriber before sales and marketing expenses (1)	$19.82	$17.94	$1.88	10.5	$18.71	$17.93	$0.78	4.4
Sales and marketing costs per gross subscriber addition (1)	$344	$340	$4	1.2	$359	$367	$(8)	(2.2)

(1)	As reclassified — see the “New Accounting Standards — Revenue Recognition” section.

The $57.0 million increase in the cost of equipment sales reflects the significantly increased handset upgrade activity associated with our retention programs and increased activations of new subscribers. Both the new subscriber acquisition and subscriber retention programs were influenced by the trend to higher-priced feature-rich colour phones and data devices.

The 5.2% year-over-year increase in total sales and marketing expenses primarily reflects the higher variable acquisition costs associated with the 6.3% year-over-year increase in the number of postpaid voice and data gross additions in the three months ended September 30, 2004, as compared to the corresponding period in 2003. Variable sales and marketing expenses increased in line with our strategy of offering customers incentives to enter into multi-year service contracts. In the third quarter of 2004, we introduced three year contracts for our postpaid customers and we were able to drive 67.0% of our postpaid gross additions in the current quarter to this new contract term. Fixed sales and marketing costs, such as advertising and overhead costs, increased modestly in the three months ended September 30, 2004, as compared to the prior year quarter, largely due to increased advertising costs. These factors resulted in the 1.2% increase in our sales and marketing costs per gross addition to $344.

The year-over-year increase in operating, general and administrative expenses of $23.8 million, or 12.8%, as compared to the corresponding period in 2003, is primarily attributable to higher credit and collection costs, increases in retention spending and growth in network operating expenses reflective of the growth in our customer base, offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions. Retention spending includes the cost of our customer loyalty and renewal programs, as well as residual payments to our agents and distributors for ongoing service for certain of our existing customers.

The year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses, to $19.82 in the third quarter of 2004 reflects our increased spending on handset upgrades associated with targeted retention programs and the impact of increases in operating, general and administrative expenses. Total retention spending (including subsidies on handset upgrades) increased to $58.9 million in the third quarter of 2004 as compared to $36.7 million in the corresponding period in 2003. Retention spending, both on an absolute and per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens.

Wireless Operating Profit

Operating profit grew by $47.1 million, or 21.5%, to $266.6 million in the three months ended September 30, 2004 from $219.5 million in the third quarter of 2003. Quarterly operating profit as a percentage of network revenue, or operating profit margin, increased to 42.0% from 40.7% in the third quarter of 2003 due to the strength of network revenue growth.

Reconciliation of Operating Profit to Net Income

The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
(In millions of dollars)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Operating profit (1)	$266.6	$219.5	$47.1	21.5	$727.5	$552.2	$175.3	31.7
Depreciation and amortization	(118.9)	(129.1)	10.2	(7.9)	(357.3)	(373.5)	16.2	(4.3)

Operating income	147.7	90.4	57.3	63.4	370.2	178.7	191.5	107.2
Interest expense on long-term debt	(47.7)	(49.3)	1.6	(3.2)	(152.5)	(146.9)	(5.6)	3.8
Foreign exchange gain (loss)	10.8	2.0	8.8	—	(46.4)	107.8	(154.2)	—
Change in the fair value of derivative instruments	(5.2)	—	(5.2)	—	(9.0)	—	(9.0)	—
Loss on repayment of long-term debt	—	—	—	—	(2.3)	—	(2.3)	—
Investment and other income	4.0	0.8	3.2	—	5.1	0.8	4.3	—
Income tax expense	(1.2)	(1.1)	(0.1)	9.1	(3.9)	(3.9)	—	—

Net income	$108.4	$42.8	$65.6	153.3	$161.2	$136.5	$24.7	18.1

(1)	As defined. See the “Key Performance Indicators and non-GAAP Measures — Operating Profit” section.

Depreciation and Amortization Expense

Depreciation and amortization expense was $10.2 million lower in the three months ended September 30, 2004, as compared to the corresponding period in 2003, due primarily to lower PP&E expenditure levels over the last several periods.

Operating Income

Operating income grew to $147.7 million for the three months ended September 30, 2004, an increase of $57.3 million, or 63.4%, from the $90.4 million earned in the corresponding period of 2003, reflecting the combination of increased operating profit and reduced depreciation and amortization expense.

Interest on Long-Term Debt

Interest expense in the three months ended September 30, 2004 decreased by $1.6 million, as compared to the corresponding period in 2003, due to a higher percentage of fixed rate debt at lower fixed rates in the current period compared to the prior period due to refinancings in 2004.

Foreign Exchange Gain (Loss)

The foreign exchange gain of $10.8 million in the third quarter of 2004 arose primarily from the translation of the unhedged U.S. dollar-denominated debt and reflects a strengthening of the Canadian dollar relative to that of the U.S. dollar from an exchange rate of 1.3338 as at June 30, 2004 to a rate of 1.2639 as at September 30, 2004. In the prior year comparative period, the Canadian dollar also strengthened against the U.S. dollar, although to a lesser degree, resulting in a more modest foreign exchange gain of $2.0 million. Refer also to Note 1(b) to the Unaudited Interim Consolidated Financial Statements.

Change in Fair Value of Derivative Instruments

Effective January 1, 2004, in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13 (“AcG-13”), we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements, as effective hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis with resulting gains or losses recorded in or charged against income. Accordingly, up to June 30, 2004, we recorded the change in the fair value of our derivative instruments as either income or expense, depending on the change in the fair value of our cross-currency interest rate exchange agreements.

Effective July 1, 2004, we met the requirements of AcG-13 to treat certain of our cross-currency interest rate exchange agreements as effective hedges for accounting purposes. Hedge accounting was applied prospectively beginning July 1, 2004. The exchange agreements not accounted for as hedges are mark-to-market with their change in fair value each period either recorded in or charged against income, as appropriate.

For the three months ended September 30, 2004, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $5.2 million.

This change in accounting has been adopted on a prospective basis, as described in Note 1(b) to the Unaudited Interim Consolidated Financial Statements.

Income Tax Expense

Income taxes for the three months ended September 30, 2004 and for the corresponding period in 2003 consisted primarily of current income tax expense related to the Canadian Federal Large Corporations Tax.

Net Income and Earnings per Share

Reflecting the changes described above, we recorded net income of $108.4 million in the three months ended September 30, 2004, or earnings of $0.76 per share, compared to $42.8 million or $0.30 per share in the corresponding period of 2003.

PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

PP&E expenditures totalled $89.9 million for the three months ended September 30, 2004, a decrease of $26.5 million, or 22.8%, from $116.4 million in the corresponding period in 2003. Network-related PP&E expenditures were $70.0 million compared to $94.9 million in the prior year, and included $27.5 million for capacity expansion of the GSM/GPRS network and transmission, compared to $39.6 million in the third quarter of 2003. The remaining balance of $42.5 million in network-related PP&E expenditures related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other PP&E expenditures consisted of $16.0 million for information technology initiatives and $3.9 million for call centres and other facilities and equipment.

EMPLOYEES

We had approximately 2,567 full-time-equivalent employees (“FTE”) at September 30, 2004, an increase of 203 from 2,364 at December 31, 2003. The increase in the FTE levels was primarily in the areas of credit and collections, network operations and information technology. We also rely on employees of RCI in the area of, amongst other things, customer service call centres, for a material amount of services. These employees are not included in FTE levels that we report.

NINE MONTHS ENDED SEPTEMBER 30, 2004

The year-over-year revenue trends experienced in the first half of the year continued with network revenue increasing by 18.7% to $1,772.4 million for the nine months ended September 30, 2004. The revenue growth was driven by the increase in the postpaid subscriber base and the year-over-year increase in postpaid (voice and data) ARPU, which was up 3.2% to $59.10.

Operating expenses for the nine months ended September 30, 2004 increased by 16.5% to $1,242.4 million as compared to $1,066.0 million in the corresponding period of 2003. Operating expenses were modestly higher in the third quarter of 2004 as compared to the first and second quarters due to higher costs of equipment sales attributable to volume increases in sales and retention, increased sales and marketing costs as a result of increased levels of gross additions, and higher operating, general and administrative expenses related to increased levels of retention and collection costs.

Net income for the nine months ended September 30, 2004 was $161.2 million, an increase from $136.5 million in the corresponding period of 2003. This was due to increases in operating profit of $175.3 million offset by the impact of foreign exchange, which was a loss of $46.4 million in 2004 compared to a gain of $107.8 million in the corresponding period of 2003.

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash working capital items, which is calculated by adding all non-cash items to net income, increased to $220.3 million in the three months ended September 30, 2004, from $169.5 million in the third quarter of 2003. The $50.8 million increase is primarily the result of the increase in operating profit of $47.1 million.

Taking into account the changes in non-cash working capital items for the three months ended September 30, 2004, cash generated from operations was $218.6 million, compared to $219.3 million in the corresponding quarter of the previous year.

Cash flow from operations of $218.6 million, together with $4.9 million received from the issuance of Class B Restricted Voting shares under the exercise of employee stock options, and proceeds on the sale of investments of $1.4 million, resulted in total net funds of approximately $224.9 million raised in the three months ended September 30, 2004.

Net funds used during the three months ended September 30, 2004 totalled approximately $108.6 million, the details of which include:

•	PP&E expenditures (net of change in non-cash working capital) of $58.1 million;

•	net repayments under our bank credit facility of $48.5 million;

•	other investment of $1.2 million; and

•	net repayments of capital leases and mortgages of $0.8 million.

Taking into account the cash deficiency of $5.0 million at the beginning of the period, the cash on hand at the end of the period was $111.3 million.

Financing

Our long-term financial instruments are described in Note 8 to the 2003 Annual Consolidated Financial Statements.

During the nine-month period ended September 30, 2004, the following financings and redemptions were completed:

On February 20, 2004, we completed the private placement of US$750.0 million 6.375% Senior Secured Notes due 2014, and on March 26, 2004 we entered into US$750.0 million aggregate notional amount of new cross-currency interest rate exchange agreements. The impact of these cross-currency interest exchange agreements is to economically hedge these amounts at an average exchange rate of C$1.33490 to US$1.00. We used approximately US$734.7 million of the debt issuance proceeds to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums. Also on February 20, 2004, we unwound an aggregate of US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million. As a result of these transactions, we recorded a loss on repayment of $2.3 million, including $34.7 million in redemption premiums, a $7.8 million write-off of deferred financing costs, and a $40.2 million gain on the release of the deferred translation gain related to the cross-currency interest rate exchange agreements that were unwound.

On September 30, 2004, we mailed a cash offer to acquire all of the outstanding equity interest of Microcell. The estimated cash cost is approximately $1.4 billion. We expect the aggregate net cost to increase to approximately $1.6 billion, including the repayment of Microcell’s bank debt net of Microcell’s cash on hand. The funding for this acquisition will comprise utilization of our cash on hand, drawdowns under our committed $700.0 million bank credit facility, and proceeds from a bridge loan from RCI of up to $900.0 million. The bridge loan will have a term of up to two years from the date of drawdown and will be made on an unsecured subordinated basis. The loan will bear interest at 6% per annum and will be prepayable in whole or in part without penalty. RCI intends to fund the bridge loan of up to $900.0 million using cash on hand, cash to be received from Rogers Cable Inc. (“Rogers Cable”) in the form of a return of capital and cash to be received from Rogers Media Inc. (“Rogers Media”) in the form of partial repayment of an intercompany advance made to Rogers Media by RCI. Each of Rogers Cable and Rogers Media will make drawdowns under its committed bank credit facilities to fund the cash transfers to RCI.

On October 8, 2004 we entered into an amending agreement with our bank lenders on our $700.0 million bank credit facility that provided, among other things, for a two year extension of both the maturity date and the reduction schedule such that the bank credit facility now reduces by $140.0 million on each of April 30, 2008 and April 30, 2009, with the maturity date on April 30, 2010. The provision for early maturity in the event that our 101/2% Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive; the restriction on the annual amount of PP&E expenditures has been eliminated; and the restriction on the payment of dividends and other shareholder distributions has been eliminated, other than in the case of a default or event of default under the terms of the bank credit facility.

We are currently in compliance with all of the covenants under our respective debt instruments, and we expect to remain in compliance with all of these covenants. Based on our most restrictive covenants at September 30, 2004, we could have borrowed approximately $3.0 billion of additional long-term debt, of which $700.0 million could have been borrowed under our bank credit facility.

On October 13, 2004, RCI purchased 48,594,172 of our Class B Restricted Voting shares from JVII, which is wholly-owned by AWE. The cash purchase price of C$36.37 per share totaled approximately $1.767 billion. This acquisition was funded by RCI with a $1.75 billion secured bridge credit facility with a term of up to two years to October 12, 2006. The facility was provided by a group of Canadian financial institutions and is secured by a pledge of all of the shares of Rogers Cable and Rogers Wireless that are owned by RCI or any of its subsidiaries. The bridge credit facility contains mandatory repayments, subject to certain exceptions, from the incurrence of debt and/or equity at RCI or by us. The bridge credit facility also requires the maintenance of certain financial ratios on a quarterly basis.

It is RCI’s intention that we will refinance the bridge loan from RCI of up to $900.0 million, to the extent that it is utilized in a successful acquisition of Microcell, as well as RCI’s $1.75 billion bridge credit facility. The intention is to refinance the bridge loan and RCI’s $1.75 billion bridge credit facility with longer term debt financing which will most likely be issued in the U.S. and/or Canadian public debt markets. There can be no assurance that we will be successful in raising the intended amount of longer term debt financing, on terms acceptable to us, or if successful, how this will impact the future ability of us and/or RCI to issue additional debt. We are beginning a review of the various methods of transferring funds to shareholders, including RCI, so RCI will have adequate funds to repay its $1.75 billion bridge credit facility. No decision has been made on any of these matters and each is subject to Board approval.

On April 28, 2004, following AWE’s decision to explore the sale of its 34% stake in Rogers Wireless, Standard & Poor’s (“S&P”) placed the credit ratings on all of the Rogers companies on “Credit Watch with negative implications”. S&P has historically rated Rogers Wireless on a stand-alone basis, which would revert to a consolidated basis when AWE sold its 34% stake. On September 14, 2004, following RCI’s announcement that it had reached an agreement to purchase AWE’s 34% stake in our company, S&P said it had consolidated and equalized the long term corporate credit ratings for RCI and Rogers Wireless. The ratings remain on “credit watch with negative implications” due to the uncertainty with regard to our bid for Microcell. The previous debt rating for our senior secured debt was BB+ with a positive outlook.

On September 13, 2004, the ratings of RCI, Rogers Wireless and Rogers Cable were put under review for possible downgrade by Moody’s following RCI’s announcement of its agreement to purchase AWE’s 34% stake in Rogers Wireless and remain under review following our offer to acquire Microcell. The previous Moody’s rating for our senior secured debt was Ba3.

On September 14, 2004, Fitch Ratings placed its BBB- rating for the Rogers Wireless senior secured debt on “rating watch negative” following RCI’s announcement of its agreement to purchase AWE’s 34% stake in our company. Fitch announced that it is maintaining the “ratings watch negative” status following the announcement of our offer to acquire Microcell.

We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

As a result of the financing activity described above, our economic hedged position at September 30, 2004 compared to December 31, 2003 was as follows:

($ Millions)

	September 30,		December 31,
Foreign exchange	2004		2003
U.S. dollar-denominated long-term debt	US$	1,394.9	US$	1,353.3
Hedged with cross-currency interest rate exchange agreements	US$	1,301.8	US$	885.0
Hedged Exchange Rate		1.4198		1.4466
Spot (Unhedged) Exchange Rate		1.2639		1.2924
Percent Hedged		93.3%		65.4%

Interest rates
Effect of cross-currency interest rate exchange agreements:
Converted US $ principal of	US$	1,250.0	US$	500.0
at US $ fixed rate of		7.68%		9.63%
to Cdn $ fixed rate of		8.50%		10.29%
on Cdn $ principal of	Cdn$1,780.9		Cdn$779.7
Converted US $ principal of	US$	51.8	US$	385.0
at US $ fixed rate of		9.38%		9.38%
to Cdn $ floating at bankers acceptance plus		2.67%		2.35%
for all-in rate of		4.98%		5.11%
on Cdn $ principal of	Cdn$67.4		Cdn$500.5

Amount of long-term debt at fixed rates:
Total long-term debt	Cdn$2,150.1		Cdn$2,209.6
Total long-term debt at fixed rates	Cdn$2,082.8		Cdn$1,571.1
Percent of long-term debt at fixed rates		96.9%		71.1%

Weighted average interest rate on long-term debt		8.61%		8.32%

As discussed in “New Accounting Standards — Accounting for Derivative Instruments”, effective July 1, 2004, we have accounted for US$1,240.0 million notional amount (or 95.3%) of our cross-currency interest rate exchange agreements as hedges against designated U.S. dollar denominated debt.

The long-term weighted average interest rate increased by 29 basis points from December 31, 2003, largely due to the fact that the percentage of long-term debt at fixed interest rates increased during the nine-month period by approximately $512.0 million, from 71.1% to 96.9% of our total outstanding long-term debt. As a result, even though a significant portion of long-term debt was refinanced at lower fixed rates during the nine-month period ended September 30, 2004, since there was less (lower interest rate) floating rate debt outstanding at September 30, 2004 compared to (higher interest rate) fixed rate debt, the weighted average interest rate of consolidated long-term debt increased by 29 basis points.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Summary of Charges From (To) Related Parties

The following table provides a summary of significant charges from (to) related parties, which have been accounted for at exchange amounts:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2004	2003	2004	2003
RCI:
Management fees	$2,919	$2,834	$8,757	$8,502
Wireless services	(277)	63	(886)	(539)
Rent income	(1,872)	(2,262)	(5,529)	(6,237)
Cost of shared operating expenses	51,983	46,523	151,265	139,349
Additions to PP&E (1)	9,950	8,354	17,780	14,489

	62,703	55,512	171,387	155,564
Rogers Cable:
Wireless equipment for resale	(5,168)	(3,816)	(12,182)	(9,343)
Subscriber activation commissions	6,142	2,584	14,643	6,941
Rent income	(1,010)	(948)	(3,034)	(2,779)
Wireless services	(756)	(895)	(2,398)	(1,782)
Transmission facilities usage	822	110	1,042	330
Consolidated billing services (2)	(1,722)	(381)	(2,886)	(1,015)
Charges for PP&E (1)	(1,011)	—	(1,011)	—

	(2,703)	(3,346)	(5,826)	(7,648)
Rogers Media:
Advertising	747	1,177	2,173	2,749
Rent income	(2,678)	(2,682)	(8,425)	(5,985)
Wireless services	(213)	(277)	(555)	(381)

	(2,144)	(1,782)	(6,807)	(3,617)
AWE:
Roaming revenue	(5,872)	(4,409)	(12,146)	(10,098)
Roaming expense	2,547	3,081	8,977	10,868
Over-the-air activation services	—	61	31	234

	(3,325)	(1,267)	(3,138)	1,004

	$54,531	$49,117	$155,616	$145,303

(1)	Additions to (charges for) PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.

(2)	Included in our accounts receivable at September 30, 2004 is approximately $14.7 million related to amounts outstanding for Rogers Cable services included on consolidated bills to our customers.

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or RCI. During the three months and nine months ended September 30, 2004 the total amounts paid by us to these related parties are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2004	2003	2004	2003
Legal services and commissions paid on premiums for insurance coverage	$616	$400	$1,416	$1,200
Interest charges and other financing fees	1,166	4,766	5,643	12,066

	$1,782	$5,166	$7,059	$13,266

OUTSTANDING SHARE DATA

Set out below is the outstanding share data for our company as at September 30, 2004. For additional detail, see Note 5 to the Unaudited Interim Consolidated Financial Statements attached herein.

Common Shares:
Class A Multiple Voting	90,468,259
Class B Restricted Voting	52,595,800
Options to Purchase Class B Restricted Shares:
Issued and Outstanding	3,031,525
Exercisable	1,326,550

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2003 Annual MD&A, and are further discussed in the Notes to our 2003 Annual Consolidated Financial Statements. Refer to “Liquidity and Capital Resources” for significant changes to our contractual obligations since December 31, 2003.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

Spectrum Licence Issues

On August 27, 2004, Industry Canada rescinded the cap on ownership of mobile spectrum. Up to that time, Canadian carriers were limited to a maximum of 55 MegaHertz (“MHz”) of mobile spectrum (PCS and cellular). After a public consultation earlier in 2004 as to whether the cap should be maintained, removed or increased, Industry Canada advised that the cap would be removed, effective immediately. Industry Canada concluded that the wireless industry will require access to more spectrum through a future third generation (“3G”) wireless services auction and further stated that it will continue to monitor the wireless industry for spectrum concentration, and manage the licensing of spectrum resources through other mechanisms at its disposal. We expect that Industry Canada will follow future spectrum allocation decisions that are made by the Federal Communications Commission in the U.S. and will likely not proceed with a 3G spectrum auction before such decisions are made, and likely not before the 2007 timeframe.

Fixed Wireless Spectrum Auction

Industry Canada announced its intention to auction one block of 30 MHz of spectrum in the 2,300 MHz band, as well as three blocks of 50 MHz of spectrum and one block of 25 MHz of spectrum in the 3,500 MHz band. The auction was completed on February 16, 2004. There were approximately 172 geographic licence areas in Canada for each available block. Successful bidders had flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expects that the spectrum will be used for point-to-point or point-to-multi-point broadband services. We participated in this spectrum auction in 2003 and acquired 33 blocks of spectrum in various areas for a total cost of $5.9 million.

Industry Canada has initiated another auction process to make available the blocks of spectrum that did not sell in the February 2004 process. In a multiphase process that has recently commenced, parties were able to identify those blocks that they were interested in, and if there were no other parties expressing interest in those blocks, then they were the successful party. In this process, RWI obtained an additional nine licences for a cost of $0.1 million. The remaining licenses are expected to be auctioned commencing January 10, 2005.

UPDATE TO RISKS AND UNCERTAINTIES

Wireless Local Number Portability

Over the past several years, certain countries in Europe and Asia have mandated wireless local number portability (“WLNP”). WLNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WLNP systems and capabilities represents significant costs for the carriers in a country. In November 2003, as mandated by the Federal government, the U.S. wireless industry began the implementation of WLNP. There has been no regulatory mandate for the implementation of WLNP in Canada to date. The Canadian Radio-television and Telecommunications Commission (“CRTC”) recently stated that it intends to review the matter in its 2005/2006 planning period. If WLNP were to be mandated, this would require carriers, including ourselves, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers.

RCI Control and Potential Indebtedness

Subsequent to the end of the quarter, on October 13, 2004, RCI completed the purchase of 48.6 million Rogers Wireless shares from JVII. Immediately prior to the closing, all of the Class A Multiple Voting shares previously held by JVII were converted to Class B Restricted Voting shares, the effect of which was to give RCI ownership of 100% of the Class A Multiple Voting shares of our company. Also coincident with the closing, the shareholders’ agreement among RCI, Rogers Wireless and JVII dated August 16, 1999, as amended, terminated, the registration rights agreements between RWCI and JVII, also dated August 16, 1999 terminated and JVII’s four nominees to our board of directors resigned. The shareholders agreement that terminated included, amongst other things, certain veto rights in favour of JVII on certain actions of our company, including material acquisitions or debt or equity financings. Accordingly, the ownership of our voting securities, the composition of our board of directors, and general control of our company has become more concentrated with RCI.

In connection with longer term financing associated with RCI’s purchase of JVII’s 34% interest in our company, it is proposed that we incur significant incremental debt. RCI has stated its intention to cause us to refinance its $1.75 billion bridge credit facility used for this purpose. In addition, should the acquisition of Microcell be completed, we intend to finance that acquisition through the issuance of additional debt. These occurrences, either individually or combined, would have the effect of materially increasing our borrowings. Such increased debt could increase our vulnerability to general adverse economic and industry conditions, limit our flexibility in planning or reacting to changes in our business and industry and limit our ability to obtain additional financing.

Potential Claim Against Us

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against us and other providers of wireless communications services in Canada. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. We believe we have good defences to the allegations. The proceeding has not been certified as a class action and it is too early to determine whether it will qualify for certification as a class action.

GUIDANCE

There are no changes to the previously issued financial and operating metric guidance ranges for 2004.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2003 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;

•	Subscriber counts and subscriber churn;

•	Operating expenses and average monthly operating expense per subscriber; and

•	Sales and marketing costs per gross subscriber addition.

We also refer to two other non-GAAP measures that are used in the various financial tables and discussions throughout the MD&A. The related definitions and reconciliations to GAAP measures of these items are as follows:

Operating Profit

Operating profit is defined as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, the change in the fair value of derivative instruments and investment and other income (expense). Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results, and is often referred to within the industry either as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or as operating income before depreciation and amortization (“OIBDA”). We believe this is an important measure as it allows us to assess our ongoing business without the impact of depreciation or amortization expenses as well as other non-operating factors. Operating profit is intended to indicate our ability to invest in PP&E and incur or service debt and make capital distributions to shareholders, and allows us to compare ourselves to competitors and peers that have different capital or organizational structures. This measure is not a defined term under GAAP.

Operating Profit Margin

We calculate operating profit margin by dividing operating profit by network revenue. Network revenue is used in the calculation instead of total revenue, because it better reflects our core business activity of providing wireless services. This measure is not a defined term under GAAP.

INTERCOMPANY AND RELATED PARTY ARRANGEMENTS

From time to time, we enter into agreements with our parent company RCI and various of its subsidiaries, as well as with other related parties, which we believe are mutually advantageous to us and our affiliates. In addition, we have entered into a reciprocal roaming arrangement and other agreements related to the marketing and delivery of wireless services with AWE, which was a 34% shareholder at September 30, 2004.

Our arrangements with RCI include a management services agreement under which we receive a range of management services, including strategic planning, financial and information technology services. We also maintain contractual relationships with RCI involving other cost-sharing and services agreements.

We are also a party to agreements with Rogers Cable and Rogers Media. With Rogers Cable, we have agreed to provide sales and distribution services for certain of their products and services. Rogers Cable also distributes our products and services through Rogers Video stores. With Rogers Media, we purchase advertising on their radio and television stations and in their various magazines and publications.

We are presently discussing with RCI the terms upon which we and Rogers Cable may outsource our information technology operations to RCI. We are also discussing with RCI and Rogers Cable the terms upon which we may establish a business unit that would be responsible for marketing our products and services, and those of Rogers Cable, to business customers.

We monitor our intercompany and related-party agreements to ensure that these agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. In addition, see the “Intercompany and Related-Party Transactions” section above for a summary of significant transactions for the three months and nine months ended September 30, 2004. See the “Intercompany and Related Party Transactions” section in the Annual 2003 MD&A for further details with respect to these arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is made with reference to our 2003 Annual Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP.

The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenues and expenses during the period. These estimates are based on our historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, and carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We have identified the accounting policies and estimates outlined below as critical to our understanding of business operations and of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this MD&A, and a detailed discussion of these critical accounting policies can be found in our 2003 Annual MD&A.

Our Audit Committee reviews our accounting policies and periodic financial filings, and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion on the application of these and other accounting policies and estimates, see our 2003 Annual MD&A and Note 2 to our 2003 Annual Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the nine months ended September 30, 2004 follows in the “New Accounting Standards” section below.

Our critical accounting policies and estimates are as follows:

•	Revenue Recognition;

•	Allowance for Doubtful Accounts;

•	Subscriber Acquisition Costs;

•	Costs of Subscriber Retention;

•	Capitalization of Direct Labour and Overhead ;

•	Depreciation and Amortization Policies and Useful Lives;

•	Asset Impairment;

•	Accounting for Derivative Instruments;

•	Contingencies; and

•	Related Party Transactions.

Significant changes to accounting policies and estimates since December 31, 2003 are discussed below.

NEW ACCOUNTING STANDARDS

In the nine months ended September 30, 2004, we have adopted the following new accounting standards:

GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and on appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation since we believe that the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within the Consolidated Statements of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of decreasing cash used in investing activities on the Statements of Cash Flows, compared to our previous method, by $31.8 million and increasing cash used in investing activities by $5.2 million in the three months ended September 30, 2004 and September 30, 2003, respectively. For the nine months ended September 30, 2004, cash used in investing activities decreased by $40.8 million and for the nine months ended September 30, 2003 this change had the impact of increasing cash used in investing activities by $83.0 million. In all periods, the corresponding change was to non-cash working capital items within operating activities.

With the adoption of these two changes, which are further described in the Notes to the Consolidated Financial Statements, we believe that our accounting policies and financial statements comply with this new standard.

Accounting for Derivative Instruments

Our cross-currency interest rate exchange agreements (“swaps”) are used to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.

Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 65.4 % of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period was hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps that were designated as hedges.

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and in November 2002, it amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting with application to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, we determined that we would not account for our swaps as hedges for accounting purposes and consequently began to account for such swaps on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

We adjusted the carrying value of these swaps from $136.5 million at December 31, 2003 to the fair value of $120.4 million on January 1, 2004. The corresponding transitional loss of $16.1 million was deferred and amortized to income over the remaining life of the underlying debt instruments. Amortization for the six months ended June 30, 2004 totalled $0.4 million.

This resulted in the recognition in the Consolidated Statement of Income of an unrealized loss related to the change in fair value of the swaps of $3.8 million for the six months ended June 30, 2004. A loss of $32.4 million was also recognized for the six months ended June 30, 2004 related to the unrealized foreign exchange on the debt previously hedged.

Effective July 1, 2004, we met the requirements for hedge accounting under AcG-13 for certain of our swaps, and consequently, on a prospective basis, began to treat approximately US$1,240.0 million notional amount of these exchange agreements or 95.3% of our swaps as hedges against foreign fluctuations on US$1,240.0 million of U.S. dollar-denominated debt.

A new transitional adjustment arising on the change from mark-to-market accounting to hedge accounting was therefore calculated as at July 1, 2004, resulting in a deferred transitional gain of $53.9 million which will be amortized to income over the shorter of the remaining life of the debt and the term of the swaps. Amortization of this transitional gain from July 1, 2004 to September 30, 2004 totalled $1.6 million.

Certain other swaps will continue not to be accounted for as hedges since they do not meet the requirement for hedge accounting under AcG-13. Approximately US$61.8 million notional amount of swaps will continue to be accounted for on a mark-to-market basis. The fair value of these swaps was $1.0 million at September 30, 2004, a decrease of $5.2 million since June 30, 2004.

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. For the three and nine months ended September 30, 2004, stock-based compensation expense was $1.0 million and $3.1 million, respectively.

Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards, including CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue;

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, and as a reduction to operating, general and administrative expense in the case of an existing subscriber;

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as a sales expense in the case of a new subscriber and as an operating, general and administrative expense in the case of an existing subscriber. Costs for equipment provided under retention programs to existing subscribers are now recorded as a cost of equipment sales. Previously, these amounts were recorded as an operating, general and administrative expense; and

•	Certain other recoveries from subscribers related to collections activities are now classified as network revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.

The effect of this adoption on our financial results and on our key performance indicators is as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
(In millions of dollars, except per subscriber statistics)	2004		2003		2004		2003
	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Network revenue	$635.6	$636.7	$538.8	$540.7	$1,772.4	$1,777.2	$1,493.4	$1,499.1
Equipment sales	85.5	92.5	49.8	59.0	197.5	214.3	124.8	158.4

	$721.1	$729.2	$588.6	$599.7	$1,969.9	$1,991.5	$1,618.2	$1,657.5

Cost of equipment sales	$151.6	$87.2	$94.6	$58.5	$357.5	$207.5	$252.0	$160.9
Sales and marketing expenses	89.6	132.2	85.2	120.8	266.4	378.8	250.1	349.6
Operating, general and administrative expenses	210.3	240.3	186.5	198.0	609.7	668.9	555.4	586.2

Operating profit	$266.6	$266.6	$219.5	$219.5	$727.5	$727.5	$552.2	$552.2

Postpaid ARPU	$62.18	$62.30	$60.56	$60.78	$59.10	$59.28	$57.27	$57.50
Average monthly operating expense per subscriber before sales and marketing costs	$19.82	$19.37	$17.94	$17.51	$18.71	$18.29	$17.93	$17.53
Sales and marketing costs per gross addition	$344	$378	$340	$361	$359	$385	$367	$389

These changes in accounting classification had no effect on the amounts of reported operating profit, net income or earnings per share. All prior period amounts, including key performance indicators, have been conformed to reflect these changes in classification.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements concerning the future performance of our business, our operations and our financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements, whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the Risks and Uncertainties discussions in our 2003 Annual MD&A.

ADDITIONAL INFORMATION

Additional information in respect of the Company, including the Annual Information Form, is on our website at www.rogers.com and on SEDAR at www.sedar.com.

Historical Quarterly

	2004			2003				2002
(In thousands of dollars)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating revenue (1)
Postpaid (voice and data)	$513,077	$560,852	$604,541	$432,834	$464,582	$510,908	$502,749	$372,413	$401,116	$425,193	$429,373
Prepaid	24,566	25,632	25,013	21,121	21,720	21,172	27,242	20,625	22,419	26,869	21,238
One-way messaging	6,386	6,293	5,973	7,432	6,876	6,815	6,442	9,067	9,016	8,851	8,304

Network revenue	544,029	592,777	635,527	461,387	493,178	538,895	536,433	402,105	432,551	460,913	458,915
Equipment sales	48,812	63,143	85,609	35,731	39,284	49,720	53,166	12,519	28,467	51,958	44,086

Total operating revenue	592,841	655,920	721,136	497,118	532,462	588,615	589,599	414,624	461,018	512,871	503,001
Operating expenses (1) Cost of equipment sales	91,241	114,611	151,675	73,638	83,761	94,610	128,762	50,397	68,298	82,266	95,833
Sales and marketing expenses	86,627	90,215	89,605	82,846	82,007	85,233	111,912	66,824	72,994	85,712	103,354
Operating, general and administrative expenses	195,329	204,011	210,292	184,824	184,148	186,477	182,004	186,552	186,945	183,987	180,665
Management fees	2,919	2,919	2,918	2,834	2,834	2,834	2,834	2,752	2,751	2,752	2,751

Total operating expenses	376,116	411,756	454,490	344,142	352,750	369,154	425,512	306,525	330,988	354,717	382,603
Operating profit (2)	216,725	244,164	266,646	152,976	179,712	219,461	164,087	108,099	130,030	158,154	120,398

Change in estimate of sales tax and CRTC contribution liabilities	—	—	—	—	—	—	—	(12,331)	—	—	—
Depreciation and amortization	116,498	121,885	118,944	119,124	125,232	129,069	145,174	109,528	110,802	116,646	120,157

Operating income	100,227	122,279	147,702	33,852	54,480	90,392	18,913	10,902	19,228	41,508	241
Interest on long-term debt	55,356	49,436	47,630	48,008	49,601	49,339	46,558	47,390	48,008	50,105	49,647
Foreign exchange gain (loss)	(24,376)	(32,776)	10,783	52,289	53,483	2,008	27,462	(441)	30,938	(27,182)	3,095
Change in fair value of derivative instruments	(18,900)	15,060	(5,206)	—	—	—	—	—	—	—	—
Gain (loss) on repayment of debt	(2,313)	—	—	—	—	—	—	—	—	22,759	8,238
Other income (expense)	1,037	18	4,036	(124)	134	851	—	77	1	4	335
Income tax expense	(1,324)	(1,322)	(1,301)	(1,378)	(1,378)	(1,171)	1,534	(1,576)	(1,426)	(1,127)	(1,129)

Net income (loss) for the period	$(1,005)	$53,823	$108,384	$36,631	$57,118	$42,741	$1,351	$(38,428)	$733	$(14,143)	$(38,867)

Net income (loss) per share -
Basic	$(0.01)	$0.38	$0.76	$0.26	$0.40	$0.30	$0.01	$(0.27)	$—	$(0.10)	$(0.27)
Diluted	(0.01)	0.37	0.75	0.26	0.40	0.30	0.01	(0.27)	—	(0.10)	(0.27)
Operating profit margin as % of network revenue	39.8%	41.2%	42.0%	33.2%	36.4%	40.7%	30.6%	26.9%	30.1%	34.3%	26.2%
PP&E expenditures	130,887	84,992	89,911	77,693	98,793	116,379	119,068	101,195	149,036	126,016	188,305
Property, plant and equipment	2,314,820	2,279,391	2,249,063	2,333,578	2,311,014	2,302,200	2,299,919	2,246,546	2,287,385	2,299,109	2,371,133
Total assets	3,138,008	3,144,075	3,201,230	3,117,942	3,109,691	3,140,001	3,107,343	3,053,932	3,052,364	3,059,756	3,185,004
Total long-term debt, including current portion (3)	2,279,822	2,274,399	2,145,533	2,362,282	2,309,708	2,199,321	2,209,603	2,267,917	2,358,443	2,254,038	2,360,075
Shareholders’ equity	455,587	516,999	631,359	337,596	395,421	439,013	443,080	351,301	352,385	338,815	300,456
Wireless voice and data subscribers	3,843,200	3,925,800	4,023,300	3,458,300	3,501,600	3,616,800	3,789,400	3,097,100	3,164,500	3,256,900	3,408,000
One-way subscribers	231,300	221,300	210,600	289,100	273,200	258,400	241,300	348,800	333,300	316,600	302,300

(1)	Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the “New Accounting Standards — Revenue Recognition” section for further details with respect to the impact of this reclassification. All prior periods presented above are prepared on a consistent basis.

(2)	Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP; and the “Key Performance Indicators and Non-GAAP Measures — Operating Profit” section.

(3)	Total long-term debt, including current portion, has been presented to include the effect of cross-currency interest rate exchange agreements for all periods.

Rogers Wireless Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars except per share amounts)	2004	2003	2004	2003
Revenue (Note 1(d)):
Postpaid (voice and data)	$604,541	$510,908	$1,678,470	$1,408,324
Prepaid	25,013	21,172	75,211	64,013
One-way messaging	5,973	6,815	18,652	21,123

Network revenue	635,527	538,895	1,772,333	1,493,460
Equipment sales	85,609	49,720	197,564	124,735

Total operating revenue	721,136	588,615	1,969,897	1,618,195
Operating expenses:
Cost of equipment sales (Note 1(d))	151,675	94,610	357,527	252,009
Sales and marketing expenses (Note 1(d))	89,605	85,233	266,447	250,086
Operating, general and administrative expenses (Note 1(d))	210,292	186,477	609,632	555,449
Management fees	2,918	2,834	8,756	8,502
Depreciation and amortization	118,944	129,069	357,327	373,425

Operating income	147,702	90,392	370,208	178,724
Interest expense on long-term debt	47,630	49,339	152,422	146,948

	100,072	41,053	217,786	31,776
Foreign exchange gain (loss)	10,783	2,008	(46,369)	107,780
Change in the fair value of derivative instruments	(5,206)	—	(9,046)	—
Loss on repayment of long-term debt	—	—	(2,313)	—
Investment and other income	4,036	851	5,091	861

Income before income taxes	109,685	43,912	165,149	140,417
Income tax expense — current	1,301	1,171	3,947	3,927

Net income for the period	$108,384	$42,741	$161,202	$136,490

Earnings per share (Note 6)
Basic	$0.76	$0.30	$1.13	$0.96
Diluted	0.75	0.30	1.12	0.96

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2004	2003	2004	2003
Cash provided by (used in):
Operating activities:
Net income for the period	$108,384	$42,741	$161,202	$136,490
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	118,944	129,069	357,327	373,425
Unrealized foreign exchange loss (gain)	(10,827)	(2,294)	44,773	(107,324)
Change in the fair value of derivative instruments	5,206	—	9,046	—
Loss on repayment of long-term debt	—	—	2,313	—
Gain on sale of investments	(1,445)	—	(1,445)	—

	220,262	169,516	573,216	402,591
Change in non-cash working capital items (Notes 1(a) and 9)	(1,619)	49,832	(139,667)	8,806

	218,643	219,348	433,549	411,397
Financing activities:
Issuance of long-term debt	28,000	68,000	1,400,500	426,000
Repayment of long-term debt	(77,387)	(176,093)	(1,484,509)	(479,430)
Proceeds on termination of cross-currency interest rate exchange agreements	—	—	58,416	—
Premium on repayment of long-term debt	—	—	(34,713)	—
Financing costs incurred	—	—	(10,904)	—
Issuance of capital stock	4,917	851	23,899	2,067

	(44,470)	(107,242)	(47,311)	(51,363)
Investing activities:
Property, plant and equipment (“PP&E”) expenditures	(89,911)	(116,379)	(305,790)	(292,865)
Change in non-cash working capital items related to PP&E expenditures (Note 1 (a))	31,846	(5,203)	40,771	(82,984)
Acquisition of spectrum licences	—	—	(5,913)	—
Proceeds on sale of investments	1,445	—	1,445	—
Other	(1,227)	—	(1,227)	—

	(57,847)	(121,582)	(270,714)	(375,849)

Increase (decrease) in cash and cash equivalents	116,326	(9,476)	115,524	(15,815)
Cash and cash equivalents (deficiency), beginning of period	(5,035)	3,729	(4,233)	10,068

Cash and cash equivalents (deficiency), end of period	$111,291	$(5,747)	$111,291	$(5,747)

Supplemental cash flow information:
Interest paid	$39,427	$3,246	$129,930	$103,113
Income taxes paid	1,679	3,022	4,972	6,277

Cash and cash equivalents are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Communications Inc.
Unaudited Consolidated Balance Sheets

	September 30,	December 31,
(In thousands of dollars)	2004	2003
Assets
Current assets
Cash and cash equivalents	$111,291	$—
Accounts receivable	348,961	325,210
Other current assets	51,128	38,619
Due from parent and affiliated companies (Note 10)	1,767	—

	513,147	363,829
Property, plant and equipment	2,249,063	2,299,919
Goodwill	7,058	7,058
Spectrum licences	402,880	396,824
Deferred charges	27,904	38,163
Other long-term assets	1,178	1,550

	$3,201,230	$3,107,343

Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$—	$4,233
Accounts payable and accrued liabilities	328,485	396,652
Current portion of long-term debt	918	2,378
Due to parent and affiliated companies (Note 10)	—	47
Unearned revenue	37,362	34,503

	366,765	437,813
Long-term debt (Note 2)	1,946,308	2,070,761
Derivative instruments (Note 3)	198,307	136,464
Deferred transitional gain (Note 4)	57,474	19,225
Fair value of derivative instruments	1,017	—

	2,569,871	2,664,263
Shareholders’ equity (Note 5)	631,359	443,080

	$3,201,230	$3,107,343

Canadian and United States accounting policy differences (Note 11).
Subsequent events (Note 12).

Contingent liabilities (Note 13).

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Communications Inc.
Unaudited Consolidated Statements of Deficit

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
(In thousands of dollars)	2004	2003
Deficit, beginning of period	$(1,444,889)	$(1,582,730)
Adjustment for stock-based compensation (Note 1(c))	(2,251)	—

As restated	(1,447,140)	(1,582,730)
Net income for the period	161,202	136,490

Deficit, end of period	$(1,285,938)	$(1,446,240)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Communications Inc.

Notes to Unaudited Consolidated Financial Statements

Three and Nine Months Ended September 30, 2004 and 2003

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”). They should be read in conjunction with the audited Annual Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2003.

1. Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of Rogers Wireless Communications Inc. and its subsidiaries (collectively “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Consolidated Financial Statements.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements except certain comparative figures have been reclassified and the following policies have been adopted in the nine months ended September 30, 2004:

a)	GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

The Company has reviewed this new standard, and as a result has adopted a classified balance sheet presentation since it believes the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within the Consolidated Statements of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of decreasing cash used in investing activities on the Statements of Cash Flows, compared to our previous method, by $31.8 million and increasing cash used in investing activities by $5.2 million in the three months ended September 30, 2004 and September 30, 2003, respectively. For the nine months ended September 30, 2004, cash used in investing activities decreased by $40.8 million and for the nine months ended September 30, 2003 this change had the impact of increasing cash used in investing activities by $83.0 million. In all periods, the corresponding change was to non-cash working capital items within operating activities.

b)	Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and it will apply to all hedging relationships in effect on or after January 1, 2004. Effective, January 1, 2004, the Company determined that it would not account for its cross-currency interest rate exchange agreements as hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis with resulting gains or losses recorded in or charged against income.

This resulted in the recognition in the Consolidated Statement of Income of an unrealized loss related to the change in fair value of the exchange agreements of $3.8 million for the six months ended June 30, 2004. A loss of $32.4 million was also recognized for the six months ended June 30, 2004 related to the unrealized foreign exchange on the debt previously hedged.

The Company also adjusted the carrying value of these instruments from $136.5 million at December 31, 2003 to the fair value of $120.4 million on January 1, 2004. The corresponding transitional loss of $16.1 million was deferred and amortized to income over the remaining life of the underlying debt instruments. Amortization for the six months ended June 30, 2004 totalled $0.4 million.

Effective July 1, 2004, the Company met the requirements for hedge accounting under AcG-13 for certain of its instruments, and consequently, on a prospective basis, began to treat approximately US$1,240.0 million notional amount of these exchange agreements as hedges against foreign exchange fluctuations on US$1,240.0 million of US dollar-denominated debt.

A new transition adjustment arising on the change from mark-to-market accounting to hedge accounting was therefore recalculated as at July 1, 2004, resulting in a deferred transitional gain of $53.9 million, which will be amortized to income over the shorter of the remaining life of the debt and the term of the exchange agreements. Amortization of this transition gain from July 1, 2004 to September 30, 2004 totalled $1.6 million.

Certain other cross-currency interest rate exchange agreements will continue not to be accounted for as hedges as they do not meet the requirements for hedge accounting under AcG-13. Approximately US$61.8 million notional amount of exchange agreements will continue to be accounted for on a mark-to-market basis. The fair value of these exchange agreements was $1.0 million at September 30, 2004.

c)	Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires the Company to determine the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company determined the fair value of stock options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing model and recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in contributed surplus. Stock-based compensation expense for the three and nine months ended September 30, 2004 was $1.0 million and $3.1 million, respectively.

d)	Revenue Recognition

Effective January 1, 2004, the Company adopted new Canadian accounting standards, including the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, or as a reduction to operating, general and administrative expense in the case of an existing subscriber.

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as a sales expense in the case of a new subscriber, or as an operating, general and administrative expense in the case of an existing subscriber. Costs for equipment provided under retention programs to existing subscribers are now recorded as equipment cost of sales. Previously, these amounts were recorded as operating, general and administrative expenses.

•	Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

	Three Months Ended September 30,				Nine Months Ended September 30,
(In millions of dollars)	2004		2003		2004		2003
	After	Prior to	After	Prior to	After	Prior to	After	Prior To
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Network revenue	$635.6	$636.7	$538.8	$540.7	$1,772.4	$1,777.2	$1,493.4	$1,499.1
Equipment sales	85.5	92.5	49.8	59.0	197.5	214.3	124.8	158.4

	$721.1	$729.2	$588.6	$599.7	$1,969.9	$1,991.5	$1,618.2	$1,657.5

Cost of equipment sales	$151.6	$87.2	$94.6	$58.5	$357.5	$207.5	$252.0	$160.9
Sales and marketing expenses	89.6	132.2	85.2	120.8	266.4	378.8	250.1	349.6
Operating, general and administrative expenses	210.3	240.3	186.5	198.0	609.7	668.9	555.4	586.2

This change in accounting classification had no effect on the amounts of reported operating income, net income or earnings per share. All prior period amounts have been conformed to reflect these changes in classification.

2. Long-term Debt:

	Interest	September 30,	December 31,
(In thousands of dollars)	Rate	2004	2003
(i) Bank credit facility	Floating	$—	$138,000
(ii) Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
(iii) Senior Secured Notes, due 2007	8.30%	—	253,453
(iv) Senior Secured Debentures, due 2008	9-3/8%	—	430,589
(v) Senior Secured Notes, due 2014	6-3/8%	947,925	—
(vi) Senior Secured Notes, due 2011	9-5/8%	619,311	633,276
(vii) Senior Secured Debentures, due 2016	9-3/4%	195,778	200,193
(viii) Senior Subordinated Notes, due 2007	8.80%	—	231,443
(ix) Mortgage payable and capital leases	Various	24,212	26,185

		1,947,226	2,073,139
Current portion of long-term debt		(918)	(2,378)

		$1,946,308	$2,070,761

On October 8, 2004, the terms of the bank credit facility were amended (note 11(b)).

Issued:

In February 2004, the Company issued US$750.0 million 6.375% Senior Secured Notes due 2014.

On February 20, 2004, the Company entered into US$750.0 million notional amount of cross-currency interest rate exchange agreements to reduce the Company’s exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. The impact of these cross-currency interest exchange agreements is to economically hedge these amounts at an average exchange rate of C$1.33490 to US$1.00.

Redeemed:

On February 20, 2004, the Company unwound US$333.2 million of cross-currency interest rate exchange agreements for cash proceeds of $58.4 million.

On March 26, 2004, the Company redeemed its US$196.1 million Senior Secured Notes, US$179.1 million Senior Subordinated Notes, and US$333.2 million Senior Secured Debentures for an aggregate of US$734.7 million, including payment of redemption premiums. This resulted in a loss on the repayment of long-term debt of $2.3 million, which included redemption premiums of $34.7 million, the write-off of deferred financing costs of $7.8 million, and a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the quarter which were previously treated as effective hedges prior to our adoption of new rules with respect to Hedging Relationships as discussed in Note 1(b).

As indicated in Note 1(b), the Company determined that it would not account for derivative instruments, including cross-currency interest rate exchange agreements as effective hedges for accounting purposes. Accordingly, effective January 1, 2004, the Company records the fair value of these instruments as a separate component of the balance sheet. As a result, the effect of the cross-currency interest rate exchange agreements is no longer recorded as a component of long-term debt. At September 30, 2004, the fair value of derivative instruments is a liability of $1.0 million and is disclosed as a separate component on the consolidated balance sheet.

3. Derivative Instruments:

The carrying value of derivative instruments represents the impact of the differences in foreign exchange rates under the cross-currency interest rate exchange agreements used to hedge long-term debt denominated in U.S. dollars and the spot foreign exchange rate at the balance sheet date. In the prior year, this amount was recorded as a component of long-term debt on the consolidated balance sheet. The comparative amount as at December 31, 2003 has been reclassified to reflect the current year’s financial statement presentation.

4. Deferred Transitional Gain:

The deferred transitional gain arose from changes between mark-to-market accounting and hedge accounting related to cross-currency interest rate exchange agreements. The transitional gain is being amortized to income over the shorter of the remaining life of the related debt and the term of the exchange agreements. Amortization for the three months ended September 30, 2004 totalled $2.4 million.

5. Shareholders’ Equity:

	September 30,	December 31,
(In thousands of dollars)	2004	2003
Capital stock:
Issued and outstanding-
90,468,259 Class A Multiple Voting shares	$962,661	$962,661
52,595,800 Class B Restricted Voting shares (2003 - 51,430,178)	949,207	925,308

	1,911,868	1,887,969
Contributed surplus	5,429	—

	1,917,297	1,887,969
Deficit	(1,285,938)	(1,444,889)

	$631,359	$443,080

i.	During the nine months ended September 30, 2004, the Company issued 1,165,622 Class B Restricted Voting shares to employees upon the exercise of employee stock options for cash of $23.9 million.

ii.	Stock-based compensation:

On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $2.3 million for stock options granted to employees after January 1, 2002 (Note 1(c)).

During the three and nine months ended September 30, 2004, the Company recorded compensation expense of $1.0 million and $3.1 million, respectively, related to stock options granted to employees on or after January 1, 2002.

As a result of the above transactions, $5.4 million was recorded in contributed surplus.

Based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for the three and nine months ended September 30, 2003 would have been increased by $0.5 million and $1.2 million, respectively, and pro forma net income for the three and nine months ended September 30, 2003 would have been $42.3 million and $135.3 million, respectively or $0.29 per share (basic and diluted) and $0.95 per share (basic and diluted), respectively.

There were no options granted by the Company for the nine months ended September 30, 2004. The weighted average estimated fair value at the date of the grant for the options granted by the Company in the nine months ended September 30, 2003 was $10.59 per share. There were no options issued in the three month ended September 30, 2003. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine Months Ended
	September 30,
	2004	2003
Risk-free interest rate	—	4.66%
Dividend yield	—	—
Volatility factor of the future expected market price of the Company’s Class B Restricted Voting Shares	—	56.14%
Weighted average expected life of the options	—	5 years

6. Earnings Per Share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands, except per share amounts)	2004	2003	2004	2003
Numerator:
Net income for the period — basic and diluted	$108,384	$42,741	$161,202	$136,490
Denominator:
Weighted average number of shares — basic	142,959	141,770	142,631	141,752
Effect of dilutive securities:
Employee stock options	1,137	442	1,041	205

Weighted average number of shares — diluted	144,096	142,212	143,672	141,957
Earnings per share for the period:
Basic	$0.76	$0.30	$1.13	$0.96
Diluted	0.75	0.30	1.12	0.96

Stock options totaling approximately 0.6 million and 0.6 million for the three and nine months ended September 30, 2004, respectively, and 0.6 million and 0.6 million for the three and nine months ended September 30, 2003, respectively have been excluded from the calculation of diluted earnings per share as their impact is antidilutive.

7. Pensions:

For the three and nine months ended September 30, 2004, the Company has made required contributions to its parent company Rogers Communications Inc. (“RCI”) pension plans in the amount of $2.5 million and $5.5 million (2003 — $1.5 million and $4.5 million), respectively, resulting in pension expense of the same amount. In addition, the Company recorded expense of $0.1 million and $0.8 million (2003 — nil and nil) for the three and nine months ended September 30, 2004, respectively, related to supplemental executive retirement plans that are unfunded.

8. Employee Share Accumulation Plan:

Effective the first quarter of 2004, the Company launched an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The administrator of the plan then purchases Class B Restricted Voting shares of the Company on the open market on behalf of the employee.

At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee, as outlined above.

The Company records its contribution as compensation expense, which amounted to $0.1 million and $0.2 million for the three and nine months ended September 30, 2004, respectively.

9. Consolidated Statement of Cash Flows — Supplemental Information:

The change in non-cash working capital items are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2004	2003	2004	2003
Cash provided by (used in):
Decrease (increase) in accounts receivable	$(31,887)	$(30,307)	$(39,055)	$(10,591)
Decrease (increase) in other assets, deferred charges and spectrum licences	11,031	9,177	(12,280)	(10,213)
Increase (decrease) in accounts payable and accrued liabilities	15,407	65,548	(89,377)	41,678
Increase (decrease) in unearned revenue	5,359	5,859	2,859	(7,595)
Increase (decrease) in amounts due to (from) affiliated companies, net	(1,529)	(445)	(1,814)	(4,473)

	$(1,619)	$49,832	$(139,667)	$8,806

10. Related Party Transactions:

The amounts due from (to) RCI and its subsidiaries and AWE comprise the following:

	September 30,	December 31,
(In thousands of dollars)	2004	2003
RCI	$(493)	$(24)
Rogers Cable Inc. (“Rogers Cable”)	997	(137)
AWE	1,263	114

	$1,767	$(47)

The above amounts reflect intercompany charges for capital and operating expenditures and management fees, and are short-term in nature.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2004	2003	2004	2003
RCI:
Management fees	$2,919	$2,834	$8,757	$8,502
Wireless services	(277)	63	(886)	(539)
Rent income	(1,872)	(2,262)	(5,529)	(6,237)
Cost of shared operating expenses	51,983	46,523	151,265	139,349
Additions to PP&E (1)	9,950	8,354	17,780	14,489

	62,703	55,512	171,387	155,564
Rogers Cable Inc. (“Rogers Cable”):
Wireless equipment for resale	(5,168)	(3,816)	(12,182)	(9,343)
Subscriber activation commissions	6,142	2,584	14,643	6,941
Rent income	(1,010)	(948)	(3,034)	(2,779)
Wireless services	(756)	(895)	(2,398)	(1,782)
Transmission facilities usage	822	110	1,042	330
Consolidated billing services (2)	(1,722)	(381)	(2,886)	(1,015)
Charges for PP&E (1)	(1,011)	—	(1,011)	—

	(2,703)	(3,346)	(5,826)	(7,648)
Rogers Media Inc. (“Rogers Media”):
Advertising	747	1,177	2,173	2,749
Rent income	(2,678)	(2,682)	(8,425)	(5,985)
Wireless services	(213)	(277)	(555)	(381)

	(2,144)	(1,782)	(6,807)	(3,617)
AWE:
Roaming revenue	(5,872)	(4,409)	(12,146)	(10,098)
Roaming expense	2,547	3,081	8,977	10,868
Over-the-air activation services	—	61	31	234

	(3,325)	(1,267)	(3,138)	1,004

	$54,531	$49,117	$155,616	$145,303

(1)	Additions to (charges for) PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.

(2)	Included in accounts receivable at September 30, 2004 is approximately $14.7 million related to amounts outstanding for Rogers Cable services included on consolidated bills to customers of the Company.

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and RCI. During the three and nine months ended September 30, 2004 the total amounts paid by the Company to these related parties are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2004	2003	2004	2003
Legal services and commissions paid on premiums for insurance coverage	$616	$400	$1,416	$1,200
Interest charges and other financing fees	1,166	4,766	5,643	12,066

	$1,782	$5,166	$7,059	$13,266

11. Canadian and United States Accounting Policy Differences:

The consolidated interim financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada. If United States GAAP were employed, the net income in each period would be adjusted as follows:

	Nine Months Ended
	September 30,	September 30,
	2004	2003
	(In thousands of dollars)
Net income for the period based on Canadian GAAP	$161,202	$136,490
Stock-based compensation (a)	3,178	—
Loss on repayment of long-term debt (b)	(28,759)	—
Interest capitalized (e)	4,477	4,343
Amortization of pre-operating costs (f)	—	2,232
Depreciation expense (h)	(2,720)	(2,226)
Financial instruments (i)	5,379	(79,026)
Net income for the period based on United States GAAP	$142,757	$61,813

Basic earnings per share based on United States GAAP	$1.00	$0.44
Diluted earnings per share based on United States GAAP	$0.99	$0.44

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	September 30,	December 31,
	2004	2003
	(In thousands of dollars)
Shareholders’ equity based on Canadian GAAP	$631,359	$443,080
Loss on repayment of long-term debt(b)	(28,759)	—
“Pushed down” goodwill(c)	770,757	770,757
Amortization of goodwill(d)	(248,890)	(248,890)
Interest capitalized(e)	35,720	31,243
Conversion costs(g)	(3,911)	(3,911)
Accumulated depreciation(h)	(8,219)	(5,499)
Financial instruments(i)	15,240	9,861

Shareholders’ equity based on United States GAAP	$1,163,297	$996,641

   (a) Stock-Based Compensation:

     Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation expense. For United States GAAP purposes, the intrinsic value method is used to account for stock-based compensation. Compensation expense of $3.2 million under Canadian GAAP for the nine months ended September 30, 2004 would not be recognized under United States GAAP. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant, therefore there is no expense under the intrinsic value method for United States GAAP purposes for the nine months ended September 30, 2004 and 2003.

   (b) Loss on Repayment of Long-Term Debt:

     On March 26, 2004, the Company repaid long-term debt resulting in a loss on early repayment of long-term debt of $2.3 million. This loss included, among other items, a $40.2 million gain on the realization of the deferred transitional gain related to cross-currency interest rate exchange agreements which were unwound in connection with the repayment of long-term debt. Under United States GAAP, the Company records cross-currency interest rate exchange agreements at fair value. Therefore, under United States GAAP, the deferred transition gain realized under Canadian GAAP would be reduced by $28.8 million, representing the $40.2 million gain net of the realization of a gain of $11.4 million, related to the deferred transition adjustment that arose on the adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).

   (c) “Push-down” Accounting:

     Under United States GAAP, purchase transactions that result in an entity becoming a wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of RCI’s acquisition of 100% of the Company in 1989 for United States GAAP purposes, the Company must record as an asset in its consolidated financial statements the amount of goodwill that was recorded on the consolidated financial statements of RCI. As this acquisition was financed principally by the parent company with proceeds from other asset sales, the corresponding adjustment for the assets recorded was an increase in shareholders’ equity.

     At the time of the acquisition by RCI, Canadian GAAP did not permit a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired.

   (d) Amortization of Goodwill:

     As a result of the “push-down” accounting described in (c) above, the Company was required until 2001 to amortize the amount recorded as goodwill under United States GAAP. The Company had been amortizing this amount under United States GAAP over 40 years on a straight-line basis.

   (e) Interest Capitalized:

     United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

   (f) Pre-operating Costs:

     Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new business, and amortizes these costs on a straight-line basis over two years. Under United States GAAP, these costs are expensed as incurred.

   (g) Conversion Costs:

     Under Canadian GAAP, the Company capitalized certain costs incurred to convert data to its new customer care and billing system. United States GAAP required these costs to be expensed as incurred.

   (h) Accumulated Depreciation:

     As a result of the capitalization of interest to PP&E required under United States GAAP described in (e) above, additional depreciation on the interest capitalized is recorded under United States GAAP in subsequent periods. As a result of conversion costs being expensed under United States GAAP as described in (g) above, depreciation expense is reduced under United States GAAP in subsequent periods.

   (i) Financial Instruments:

     Under Canadian GAAP, the Company accounts for certain of its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges as a result of adopting SFAS 133 effective January 1, 2001. Changes in the fair value of the derivative financial instruments reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately. Under United States GAAP, effective January 1, 2001, the Company recorded an increase of $29.2 million in the carrying value of the derivative financial instruments, to a total of $139.9 million, and a corresponding increase in the carrying value of long-term debt. This increase in long-term debt has been recorded for United States GAAP purposes as a cumulative transition adjustment that is being amortized to net income over the remaining life of the respective long-term debt.

   (j) Statement of Cash Flows:

     (i) Canadian GAAP permits the disclosure of a sub-total of the amount of cash provided by operations before changes in non-cash working capital items while United States GAAP does not.

     (ii) Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents while United States GAAP requires that bank advances are included in financing activities. Under United States GAAP, for the nine months ended September 30, 2004, the increase in cash and cash equivalents of $115.5 million would decrease by $4.2 million and the cash flows used for financing activities would increase by $4.2 million. The decrease in cash and cash equivalents of $15.8 million for the nine months ended September 30, 2003 would decrease by $5.7 million and cash flows used for financing activities would decrease by $5.7 million.

   (k) Statement of Comprehensive Income:

     The United States GAAP net income for the nine months ended September 30, 2004 and 2003 is the same as comprehensive income for United States GAAP purposes.

12. Subsequent Events:

(a)	On September 30, 2004, the Company mailed an all cash offer to acquire all of the outstanding equity interests of Microcell Telecommunications Inc. (“Microcell”), a Canadian wireless communications company. The estimated cash cost of the acquisition will be approximately $1.4 billion. Completion of the transaction is subject to the receipt of certain regulatory approvals and other conditions. The funding for this acquisition, if it is completed, will be comprised of the utilization of the Company’s cash on hand, drawdowns under the Company’s committed $700.0 million bank credit facility and proceeds from a bridge loan from RCI of up to $900.0 million. The bridge loan will have a term of up to two years from the date of drawdown and will be made on an unsecured subordinated basis. The bridge loan will bear interest at 6% per annum and will be prepayable in whole or in part without penalty. RCI intends to fund the bridge loan of up to $900.0 million using cash on hand, cash proposed to be received from Rogers Cable in the form of a return of capital and cash proposed to be received from Rogers Media in the form of a partial repayment of an intercompany advance made to Rogers Media by RCI. Each of Rogers Cable and Rogers Media will make drawdowns under their committed bank credit facilities to fund the cash transfers to RCI.

(b)	On October 8, 2004 the Company and its bank lenders entered into an amending agreement to the Company’s $700.0 million bank credit facility that provided among other things, for a two year extension to the maturity date and the reduction schedule so that the bank credit facility now reduces by $140 million on each of April 30, 2008 and April 30, 2009 with the maturity date on April 30, 2010. The provision for early maturity in the event that the Company’s 10 1/2% senior secured notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive, the restriction on the annual amount of PP&E expenditures has been eliminated and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

(c)	On October 13, 2004, RCI announced the completion of its purchase of the 48,594,172 Class B Restricted Voting shares of the Company owned by JVII General Partnership (“JVII”), a partnership owned by AWE, for a cash price of C$36.37 per share for a total of approximately $1,767 million. The number of Class B Restricted Voting shares purchased reflects the conversion of the Class A Multiple Voting shares owned by JVII to such Class B shares upon closing.

With the completion of the purchase, RCI beneficially owns 64,911,816 Class B Restricted Voting shares, representing approximately 80.9% of the issued and outstanding Class B Restricted Voting shares, and 62,820,371 Class A Multiple Voting shares, representing 100% of the issued and outstanding Class A Multiple Voting shares, and which combined represent a total ownership position of approximately 89.3% of the total issued and outstanding shares of both classes of such shares of the Company.

RCI funded the approximate C$1,767 million cash purchase price of the 48.6 million shares of the Company through a C$1,750 million secured bridge financing facility of up to two years with a group of Canadian financial institutions. The facility stipulates mandatory repayments, subject to certain exceptions, from the incurrence of debt or equity of RCI or the Company.

13. Contingent Liabilities:

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against the Company and other providers of wireless communications services in Canada. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The Company believes it has good defences to the allegations. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action.

About the Company:

Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada’s largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has over 4.2 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.

For Further Information (Investment Community):

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

For Further Information (Media):

Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com

Quarterly Investment Community Conference Call:

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ET on October 26, 2004. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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